                                                                EXHIBIT 8


     Loewen Group Board Unanimously Rejects Service Corporation Proposal
     -------------------------------------------------------------------
            Company's Financial Advisors Find Proposal Inadequate;
            ------------------------------------------------------
                      Board Finds Proposal Unacceptable
                      ---------------------------------
          and an Attempt to Eliminate Competition in North America
          --------------------------------------------------------


    CINCINNATI, Ohio, Sept. 24 -- The Loewen Group Inc. (Nasdaq: LWNG) announced today that its Board of Directors has unanimously rejected the unsolicited takeover proposal from Service Corporation International (SCI) that was issued on September 17, 1996. The announcement was made by Raymond
L. Loewen, chairman of the Board and chief executive officer of The Loewen Group, in a letter to shareholders and a letter to L. William Heiligbrodt of SCI. Copies of both letters are attached.

    "The Loewen Board of Directors has unanimously concluded that the best way to maximize value for our shareholders is through the continued implementation of the Company's long-term business plan as an independent company," Mr. Loewen stated in his letter to shareholders.

    Mr. Loewen stated that the Board firmly believes:
    -- As the emerging leader in the funeral home and cemetery industry, Loewen has a very bright future for continued growth.

    -- Loewen is clearly the preferred acquirer in its industry -- as indicated by its recent partnerships with Blackstone Group to acquire two of the industry's premier assets, Prime Succession and Rose Hills Memorial Park.

    -- SCI clearly intends to eliminate its most formidable competitor in the North American marketplace, diminishing the opportunities for independent funeral home and cemetery operators to effectively address their succession planning needs.

    -- Loewen's record of success in growing revenues and profits is primarily attributable to the outstanding corporate culture that Loewen has created.

    Citing Loewen's 41.5% revenue increase and 36.8% earnings increase over the last five years (on a compounded annual basis excluding extraordinary items), Mr. Loewen stated, "I am very optimistic about our ability to build shareholder value in the future as we execute Loewen's growth plans."

    Mr. Loewen emphasized that Loewen's Board takes its fiduciary duty to act in the best interests of the Company and its shareholders very seriously and is committed to maximizing long-term shareholder value. He also pointed out in his letter to shareholders that the Company's financial advisors, Smith Barney Inc. and Nesbitt Burns Inc., have advised the Board that in their opinion SCI's proposal for a stock-for-stock exchange, which values Loewen's common stock at US$43, is inadequate from a financial point of view.

    Mr. Loewen also stated: "Our demonstrated record of caring for our employees, our customers and the communities we serve distinguishes Loewen admirably from our competition." He reminded shareholders that the Loewen reputation continues to enhance the Company's ability to attract potential sellers within the industry, as well as outside partners such as the Blackstone Group.

    "The Loewen Board of Directors believes that the SCI proposal, and the manner in which it was presented, raises serious questions about SCI's motives in presenting its proposal at this time. Moreover, this bid has reaffirmed throughout the industry the clear-cut longstanding distinctions between Loewen and SCI," Mr. Loewen added.

    With offices in Vancouver, Cincinnati, and Philadelphia. The Loewen Group employs over 13,000 people. Since the first of the year, the Company has closed or signed approximately US$715 million in acquisitions not including the Rose Hills and Prime Succession transactions valued at over US$535 million. More than 90 percent of the Company's revenue is generated in the United States. The Company recently announced its intention to list its shares on the New York Stock Exchange.

    Statements contained in this press release and attached shareholders' letter that are not historical in nature may be forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Reference is made to the Company's Quarterly Report on Form 10-Q for the quarter ended June 30, 1996 which includes certain important factors that should be considered in connection with an evaluation of forward-looking statements.